Exhibit 12.1

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

										Six Months
										Ended
	2005		2006		2007		2008		2009	June 30, 2010
Earnings
Pre-tax income *	$78,488		$92,170		$52,881		$148,131		$(218,074)	$(17,435)
Fixed charges	6,404		11,525		28,162		32,823		53,535	30,181
Total Earnings	$84,892		$103,695		$81,043		$180,954		$(164,539)	$12,746

Fixed Charges
Interest expense	$4,761		$8,828		$23,717		$26,665		$47,545	$27,709
Rental Interest Factor	1,643		2,697		4,445		6,158		5,990	2,472
Total Fixed Charges	$6,404		$11,525		$28,162		$32,823		$53,535	$30,181

Ratio of Earnings to Fixed Charges	13.3	x	9.0	x	2.9	x	5.5	x	**	0.4	x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.

**	During 2009, earnings were deficient by $164,539 with respect to the coverage of fixed charges.